NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   General

     The interim financial statements in this report include adjustments based on management's best estimates and judgements, including estimates of future loss payments, which are necessary to present a fair statement of the results for the interim periods reported. These adjustments are of a normal, recurring nature. These financial statements are prepared on the basis of generally accepted accounting principles and should be read in conjunction with the financial statements and related notes in the 1993 Annual Report. Certain prior year amounts have been reclassified to conform with the 1994 presentation.

2.   Supplemental disclosure related to Statements of Cash Flows

     Interest paid in the first quarter of 1994 was $0.4 million compared to $0.5 million for the same period in 1993.

     Federal income tax paid in the first quarter of 1994 was $0.3 million compared to $0.0 million in the same period in 1993.

3.   Participation in Pools and Associations

     Participation in pools and associations includes the Company's equity in the Engineering Insurance Group ("EIG"). In the third quarter of 1993, the Company changed its method of presenting its participation in EIG from the proportional consolidation method to the equity method of accounting.
     All prior year amounts have been reclassified accordingly.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF CONSOLIDATED RESULTS OF OPERATIONS
AND FINANCIAL POSITION
MARCH 31, 1994

SUMMARY OF RESULTS OF OPERATIONS

Income after taxes and before accounting changes for the first quarter of 1994 was $11.9 million or $.58 per share compared to prior year first quarter earnings of $17.8 million or $.86 per share. The decline is primarily attributed to a decrease in insurance operating gains and lower realized investment gains recognized in the first quarter of 1994 compared to the same period in the prior year.

Total revenues decreased 5.8 percent to $150.6 million in the first quarter of 1994 from $159.8 million in the first quarter of 1993. The largest reductions in amounts were in realized investment gains and insurance premiums. Investment income and engineering services net revenues were also lower than in the first quarter of 1993.

Insurance Operations

Insurance premiums decreased 3.9 percent to $84.3 million in the first quarter of 1994 compared to $87.7 million in the first quarter of 1993. Premiums were lower primarily due to higher reinsurance costs. A 6.0 percent reduction in volume was substantially offset by a 5.8 percent increase in price and coverage. The net change in insurance premiums due to price, coverage and volume reflects the impact of a program the Company implemented in early 1993 to reunderwrite its book of business. The Company was prepared to lose customers and experience lower volume to accomplish improved profitability. In the first quarter of 1994, the Company has continued to experience lower retention levels with higher price increases for its large account, Special Risks business.

The insurance operating gain decreased 65.5 percent to $2.9 million in the first quarter of 1994 compared to $8.4 million in the first quarter of 1993. This decrease was largely attributable to unfavorable claims experience in the first quarter of 1994 compared to the first quarter of 1993. First quarter 1994 results include $4.8 million of losses related to the January 1994 California earthquake. Underwriting and inspection expenses of $25.1 million improved slightly from $25.8 million reported in the first quarter of 1993 and substantially from $30.2 million reported in the fourth quarter of 1993. The improvements are largely a result of cost reductions implemented in late 1993 and early 1994 related to the realignment of the Company's operations. Policy acquisition costs decreased 7.7 percent from the first quarter of 1993.

The loss ratio increased to 48.4 percent for the first quarter of 1994 compared to 41.8 percent for the first quarter of 1993. The increase in the loss ratio was primarily due to the earthquake losses previously mentioned and the impact of higher reinsurance costs on net premiums. The first quarter of 1994 was not impacted by adverse development of estimated 1993 year-end loss reserves while first quarter 1993 results included increases in claims and adjustment expenses of approximately $7.7 million due to the development of estimated 1992 year-end loss reserves.

The expense ratio of 48.2 percent is slightly improved from the first quarter 1993 ratio of 48.6 percent and is substantially improved from the fourth quarter 1993 ratio of 52.8 percent.


Engineering Services Operations

Net engineering services revenues decreased 1.1 percent to $56.2 million for the first quarter of 1994 compared to $56.8 million for the first quarter of 1993. The reduction in net revenues was primarily due to lower volume, with no significant change in prices. Athough net revenues declined slightly, engineering services operating gain increased 100 percent to $4.0 million from $2.0 million in the first quarter of 1993. Net engineering services revenues declined and profit margins improved as the Company continues to focus on higher margin business and to reduce expenses.

Investment Operations

The Company's investment strategy continues to be to maximize the total return on the investment portfolio over the long-term -- through investment income and capital appreciation. Income from investment operations, combining net investment income and realized gains, decreased 34.0 percent to $10.1 million for the first quarter of 1994 compared to $15.3 million for the first
quarter of 1993.   Net investment income was $6.5 million for the
first quarter of 1994 compared to $7.5 million for the same period in the prior year, a decrease of $1.0 million or 13.3 percent. Realized investment gains of $3.6 million in the first quarter of 1994 were 53.8 percent lower than the $7.8 million in the first quarter of 1993.

The decrease in net investment income resulted primarily from declines in rates of return and a decrease in average invested assets. The decline in average invested assets is largely attributed to repurchases of the Company's stock during the later part of 1993 and the first quarter of 1994. The market value of invested assets at March 31, 1994 decreased $18.9 million to $487.1 million from $506.0 million at December 31, 1993.

The Company's investment portfolio continues to consist of high grade investments. Equity securities, including non-redeemable preferreds, and fixed maturities, including redeemable preferreds, are carried at fair value and are classified as available for sale under the accounting provisions of Statement of Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".


FINANCIAL CONDITION


Liquidity and Capital Resources

Cash provided from operating activities for the first three months of 1994 and 1993 remained unchanged at $17.2 million.

Cash used in investment activities of $1.4 million for the first three months of 1994 did not vary significantly from the $1.9 million reported for the same period in 1993.

Cash used in financing activities was $15.1 million for the first three months of 1994 compared to $11.7 million for the same period in 1993. The increase in the use of cash in 1994 compared to 1993 was primarily attributable to a $4.0 million net increase in the purchase of treasury stock. The Company is currently authorized to issue up to $75 million of commercial paper. At the both March 31, 1994 and December 31, 1993, $42.7 million of commercial paper was outstanding.

Book value per share was $15.18 as of March 31,1994 compared to $15.80 at December 31, 1993. The decrease in book value per share relates primarily to the decrease in net unrealized gains and the repurchase of shares of Company stock during the first three months of 1993.

During 1994, approximately $43.0 million of debt of Engineering
Insurance Group will mature. The Company is working with General
Reinsurance Company, its 50 percent joint venture partner in EIG, to determine a recapitalization strategy for EIG.

                  PART TWO - OTHER INFORMATION

Item 6 - Exhibits and Reports on Form 8-K

     (a)  Exhibits - None.
     (b)  Reports on Form 8-K - Report on Form 8-K dated April
     19, 1994 reporting the promotion of Gordon W. Kreh to Chief
     Executive Officer of the registrant.











































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
                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              THE HARTFORD STEAM BOILER
                              INSPECTION AND INSURANCE COMPANY


Date:  May 13, 1994      By   /s/ Robert W. Trainer
                              Robert W. Trainer
                              Senior Vice President, Treasurer
                              and Chief Financial Officer

Date:  May 13, 1994      By   /s/ R. Kevin Price
                              R. Kevin Price
                              Senior Vice President and
                              Corporate Secretary

































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